

Mail Stop 3720

March 13, 2017

Paul Tomkins
Senior Vice President and Chief Financial Officer
Volt Information Sciences, Inc.
1133 Avenue of the Americas
New York, NY 10036

>   **Re: Volt Information Sciences, Inc.**
>   **Form 10-K for Fiscal Year Ended October 30, 2016**
>   **Filed January 12, 2017**
>   **Form 8-K filed March 8, 2017**
>   **File No. 1-9232**

Dear Mr. Tomkins:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response we may have additional comments.

Form 8-K filed March 8, 2017

Exhibit 99.1

    Your presentation of a full non-GAAP income statement as a reconciliation of GAAP to non-GAAP financial measures is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. Please revise in your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Terry French, Accountant Branch Chief at (202) 551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications